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
FORM 4                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION          OMB APPROVAL
[ ]  CHECK THIS BOX IF NO LONGER                         WASHINGTON, D.C. 20549                       OMB NUMBER: 3235-0287
     SUBJECT  TO SECTION 16.  FORM 4          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            EXPIRES: DECEMBER 31, 2001
     OR FORM 5 OBLIGATIONS MAY                                                                        ESTIMATED AVERAGE BURDEN
     CONTINUE.  SEE INSTRUCTION 1(B).                                                                 HOURS PER RESPONSE.....0.5
                                      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
                                      1935 or Section 30(f) of the Investment Company Act of 1940


  (PRINT OR TYPE RESPONSES)
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1.  Name and Address of Reporting  Person*      2. Issuer Name AND Ticker or       6. Relationship of Reporting Person(s) to Issuer
                                                   Trading Symbol                     (Check all applicable)
                                                                                     ___X__ Director                ______10% Owner


                                                                                      __X___ Officer                 _______ Other
                                                                                      (give title below)             (specify below)


Smith    Bryan      Scott                          Sonic Automotive, Inc. ("SAH")    President & Chief Operating Officer
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(Last)   (First)    (Middle)                    3. I.R.S.            4. Statement
                                                   Identification       for
                                                   Number of            Month/Year
                                                   Reporting
                                                   Person, if              8/99
                                                   an entity
                                                   (Voluntary)

c/o Sonic Automotive, Inc.
5401 East Independence Boulevard
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        (Street)                                     5. If           7.  Individual or Joint/Group Filing  (Check Applicable
                                                        Amendment,        Line)
                                                        Date of               ___ Form filed by One Reporting Person
                                                        Original              ___ Form filed by More than One Reporting Person
Charlotte        NC         28212                      (Month/Year)
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(City)         (State)      (Zip)       TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    5. Amount of  6. Owner-
                                                                                       Securities    ship
                         2. Trans-   3. Trans-       4. Securities Acquired (A)        Beneficially  Form:
                            action      action          or Disposed of (D)             Owned at      Direct   7. Nature of
                            Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
1. Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
   Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
  (Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------      --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------





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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                        (Over)
                                                               SEC 1474 (3-99)

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


FORM 4 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES
                              ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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 ----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- --------
                                                                         7.Title and                         10.Ownership
                                        5.Number of   6.Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying             9.Number of   Deriv-
                                          Securities    Expiration         Securities    8.Price    Derivative  ative
          2.Conver-           4.Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or 3.Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or  11.Nature of
1.Title of  Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect   Indirect
Derivative  Deriv-    (Month/    8)        4, and 5)    Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
 Security   ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.    Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------
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Put Options                                                               Class A
  (obligation                                                             Common
  to buy)     $12.50   8/5/99    S             100(1)   8/5/99  11/20/99  Stock  10,000(1)  $106.25    -0-        D

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Put Options                                                               Class A
  (obligation                                                             Common
  to buy)     $12.50   8/5/99    S             100(2)   8/5/99  11/20/99  Stock  10,000(2)  $106.25    -0-        D


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Put Options                                                               Class A
  (obligation                                                             Common
  to buy)     $10.00   8/5/99    S             100(3)   8/13/99 11/20/99  Stock  10,000(3)  $87.50     -0-        D


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Explanation of Responses: Please see attached Annex A.


** Intentional misstatements or omissions of          /s/ B. Scott Smith                      9/8/99
facts constitute Federal Criminal Violations.        --------------------------------      ------------
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         ** Signature of Reporting Person         Date

Note:  File three copies of this Form, one
       of which must be manually signed.
       If space is insufficient, SEE
       Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                     Page 2

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                                    Annex A
                                       to
                                     Form 4
                                       of
                               Bryan Scott Smith


1. On August 5, 1999, Mr. Smith wrote a put option on 10,000 shares of Sonic's Class A Common Stock (represented by 100 standardized option contracts for 100 shares each), which entitle the holder of the put option to require Mr. Smith, at the election of the holder, to purchase any or all of the shares at a price of $12.50 per share at any time prior to November 20, 1999.

2. In a separate transaction that also occurred on August 5, 1999, Mr. Smith wrote a put option on 10,000 shares of Sonic's Class A Common Stock (represented by 100 standardized option contracts for 100 shares each), which entitle the holder of the put option to require Mr. Smith, at the election of the holder, to purchase any or all of the shares at a price of $12.50 per share at any time prior to November 20, 1999.

3. On August 13, 1999, Mr. Smith wrote a put option on 10,000 shares of Sonic's Class A Common Stock (represented by 100 standardized option contracts for 100 shares each), which entitle the holder of the put option to require Mr. Smith, at the election of the holder, to purchase any or all of the shares at a price of $10.00 per share at any time prior to November 20, 1999.